

March 10, 2011

Darryl E. Akers
Vice Chairman, Co-President,
Co-Chief Executive Officer and Chief Financial Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, Kentucky 41101

> **Re: Poage Bankshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2011**
> **File No. 333-172192**

Dear Mr. Akers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2.   We note that the offering is expected to expire at 12:00 p.m., Kentucky time, on the expiration date. Please tell us what this means, since Kentucky has two time zones.

3.   Please revise footnote 1 to the offering summary table to indicate what assumptions are being made.

Inside Cover Page

4.   In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Summary

How We Intend to Use the Proceeds From the Offering, page 8

5.   Please discuss briefly how the distribution of the net proceeds will be different if the net proceeds are significantly less than $24.9 million.

How You May Purchase Shares of Common Stock, page 9

6.   This section is too long and detailed for the Summary. Please revise.

Risk Factors, page 15

7.   Some of your risk factors make statements that "there can be no assurance" or use similar language regarding assurances or guarantees that a given event might happen or your ability to predict whether a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees or make predictions.

8.   Some of your risk factors are generic and could apply to any registrant or financial institution. Please revise this section to describe the risks that are specifically applicable to you and an investment in your securities.

We Are in the Process of Formalizing our Internal Control…, page 21

9.   Please revise this risk factor to explain how your financial results could change.

Selected Financial and Other Data, page 26

10.   Please revise to disclose whether you are required to report the efficiency ratio as a part of your regulatory filings or are otherwise required to report this ratio to your regulators. If so, please disclose how you determined that your calculation of the ratio was consistent with that required to be reported by your primary regulator. If not, or your calculation of this ratio is not consistent with that required to be reported by your primary regulator, please revise to provide the applicable disclosures required by Item 10(e) of Regulation S-K.

Management's Discussion and Analysis

Provision for Loan Losses, page 45

11.   Please revise to address the following regarding your discussions of your Provision for loan losses and your Allowance for loan losses:

    a. You state on page 46 "To the best of our knowledge, we recorded all losses that are both probable and reasonably estimable for the years ended September 30, 2010 and 2009." If true, please revise to confirm here as well as in your footnotes to the financial statements that you recorded the Allowance for loan losses at the amount that you believe to be the "appropriate" amount as an estimate of your inherent probable losses within your loan portfolio.

    b. Please revise this section as well as your discussion of the Allowance for loan losses on page 71 to more clearly describe the drivers of the changes in your allowance and provision. Clearly identify how you considered the fluctuations in your ratio of allowance to nonperforming loans as well as your allowance to total loans.

Non-interest Expense, page 46

12.   Please revise this section as well as your disclosure on page 44 to disclose the amount of non-recurring costs associated with changing data processors.

Originations, Sales and Servicing, page 63

13.   We note your disclosure regarding with your sales of loans in accordance with the Mortgage Purchase Program. You state "Loans are sold to the FHLB-Cincinnati without recourse except for limited circumstances including failure of the mortgage to meet FHLB-Cincinnati guidelines or our breach of any representation and warranty in the sales transaction." Please revise to disclose the following:

    a. Please revise to more clearly disclose your participation in the Mortgage Purchase Program at FHLB-Cincinnati. Specifically describe the various credit enhancements provided under your loan sales to FHLB-Cincinnati, including the nature of representations and warranties as well as insurance purchased as a result of your obligations under the program. Identify the extent of recourse to which you are obligated under these credit enhancements including the nature and extent of representations and warranties.

    b. Please tell us the amount of the total exposure you have under these representations and warranties and quantify the amounts you have accrued for this liability, providing disclosure in future filings to the extent material.

    c. Please clarify when these representations and warranties expire. To the extent that some are of limited life and some are for the life of the loans, quantify each category.

    d. Describe in more detail the methodology used to estimate any reserves and related liabilities recorded.

    e. Discuss whether you have received any claims under these credit enhancements, including representations and warranties. If so, disclose the amounts and type of recourse claims you have received in each period presented, any trends identified, and your "success rate" in avoiding paying claims.

Delinquent Loans, page 65

14.   Please revise your disclosure to clarify why you have assets classified as substandard but you say on page 46 that you have no impaired loans. For example, if your substandard loans are comprised entirely of loans that are evaluated for impairment as a part of a homogenous loan pool, please revise to clarify that.

Management of Poage Bankshares, Inc., page 92

15.   Please revise the business background disclosure regarding the officers and directors to provide more specific dates of service. For example, for Mr. Curtis it is not clear how long he spent in any position prior to February 2011. Be sure that experience for at least the last five years is clearly labeled as such. Refer to Item 401(e) of Regulation S-K.

16.   In discussing the specific experience and qualifications that each board member contributes to the company, please revise to provide more specific and concrete descriptions, avoiding boilerplate-type repetitions.

Determination of Share Price and Number of Shares to be Issued, page 110

17.   Please revise this section to discuss all the factors noted by RP Financial in its appraisal that lead it to value Poage Bankshares at a discount to its peers. We note the discussion in section IV of the appraisal report.

18.   Please revise this section to describe how RP Financial selected the peer group.

19.   Please revise this section to disclose, if accurate, that the peer group included four institutions located in areas with "relatively large population bases in large metropolitan areas." See page IV.7 of the appraisal report.

Change in Accountants, page 139

20.   Please revise to disclose the date of the letter from Smith, Goolsby, Artis & Reams, P.S.C. as filed in Exhibit 16.

Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page F-10

21.   We note your disclosure on page 66 that you require nonaccrual loans to perform in accordance with the contractual terms for a reasonable period of time before you return the loan to accrual status. Please revise your footnote here as well as your disclosure on page 66 to specifically disclose how long you require a loan to perform according to the contractual terms before you return it to accrual status and whether this period varies by loan type.

Note 4 – Fair Value, page F-17

22.   Please revise to disclose the specific model and inputs you use to value your investment securities that fall into the Level 2 category. Refer to ASC 820-10-50-2.

Exhibits

23.   Please file all missing exhibits with your next amendment, including signed opinions.

Exhibit 5

24.   Counsel may not limit its opinion to the Maryland General Corporation Law. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc: Kip A. Weissman, Esq.
        Robert B. Pomerenk, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W.
        Suite 780
        Washington, D.C. 20015